Prospectus Supplement No. 14	Filed pursuant to Rule 424(b)(3)
to Prospectus dated February 12, 2013	File No. 333-162712

INSPRO TECHNOLOGIES CORPORATION

This document supplements the prospectus, dated February 12, 2013, relating to offers and resales of up to 115,688,313 shares of our common stock, including 41,665,600 issuable upon conversion of shares of preferred stock and 44,332,800 shares issuable upon the exercise of warrants, 1,250,000 shares of our Series A Convertible Preferred Stock, 833,280 shares of our Series B Convertible Preferred Stock and warrants to purchase 33,332,800 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form S-1, as amended (File No. 333-185752). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2014, a summary of which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus and any prior prospectus supplements.

On December 2, 2014, InsPro Technologies Corporation, a Delaware corporation (the “Company”), and certain of the Company’s subsidiaries (collectively, the “Borrowers”) entered into an Amended and Restated Loan and Security Agreement (the “Amended and Restated Loan Agreement”) with Silicon Valley Bank (“SVB”), to amend certain terms of the Borrowers’ existing $2,000,000 revolving credit facility (the “Facility”).

Among other changes, the Amended and Restated Loan Agreement increased the maximum amount of the Facility from $2,000,000 to $4,000,000 outstanding at any time. In addition, availability under the Facility is based in part on the Borrowers’ adjusted quick ratio pursuant to the Amended and Restated Loan Agreement. The adjusted quick ratio is the ratio of (x) the Borrowers’ consolidated, unrestricted cash maintained with SVB plus net unbilled accounts receivable to (y) the Borrowers’ liabilities to SVB plus, without duplication, the aggregate amount of the Borrowers’ liabilities that mature within 1 year (excluding subordinated debt), minus the current portion of deferred revenue. If the Borrowers’ adjusted quick ratio is less than 1.25:1 then the maximum amount available to borrow is based on 80% of the sum of specific, individual client accounts receivable invoices. If the Borrowers’ adjusted quick ratio equals or exceeds 1.25:1 then the maximum amount that maybe borrowed equals 80% of the Borrowers’ accounts receivable balance in aggregate subject to the eligibility criteria and reductions set forth in the Amended and Restated Loan Agreement. Advances under the Facility may be repaid and reborrowed in accordance with the Amended and Restated Loan Agreement. Pursuant to the Amended and Restated Loan Agreement, the Borrowers agreed to pay to SVB the outstanding principal amount of all advances (the “Advances”), the unpaid interest thereon, and all other obligations incurred with respect to the Amended and Restated Loan Agreement on November 30, 2016. The Amended and Restated Loan Agreement also amended the interest that will accrue on the unpaid principal balance of the Advances from a floating per annum rate equal to 1.00% above the prime rate to a per annum rate equal to 1.50% above the prime rate. The Borrowers paid SVB a $20,000 facility fee in connection with the execution of the Amended and Restated Loan Agreement.

In connection with the Amended and Restated Loan Agreement, and in addition to certain other covenants, the Borrowers must maintain at all times adjusted EBITDA, measured cumulatively from and after April 1, 2014, of at least $250,000 as of and for the periods ending December 31, 2014, $1,500,000 as of and for the period ending March 31, 2015 and $2,000,000 as of and for the period ending June 30, 2015. The Borrowers must also maintain an adjusted EBITDA for each calendar quarter of $1,000,000 for the calendar quarter ending September 30, 2015 and for each calendar quarter thereafter. Adjusted EBITDA is earning before interest, taxes, depreciation and amortization minus unfinanced capital expenditures.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 9, 2014